EXHIBIT 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three Quarters Ended
	April 1,	April 2,
	2005	2004
	(In millions, except ratios)
Earnings:
Net Income	$141.0	$94.6
Plus: Income taxes	66.0	39.6
Fixed charges	23.2	23.6
Amortization of capitalized interest	—	—
Less: Interest capitalized during the period	—	—
Undistributed earnings in equity investments	—	0.2

	$230.2	$157.6

Fixed Charges:
Interest expense	$18.1	$18.5
Plus: Interest capitalized during the period	—	—
Interest portion of rental expense	5.1	5.1

	$23.2	$23.6

Ratio of Earnings to Fixed Charges	9.92	6.68